SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               Amendment No. 6 to
                        Rule 13e-3 Transaction Statement
      (Pursuant to Section 13e-3 of the Securities Exchange Act of 1934 and
                             Rule 13e-3 thereunder)


                            Super 8 Motels III, Ltd.
                              (Name of the Issuer)

                            Super 8 Motels III, Ltd.
                       Grotewohl Management Services, Inc.
                                 Mark Grotewohl
                       (Name of Persons Filing Statement)

                      Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                               Philip B. Grotewohl
                       Grotewohl Management Services, Inc.
                                  2030 J Street
                              Sacramento, CA 95814
                                 (916) 442-9183
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
              Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with:

[X] (a) The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
[ ] (b) The filing of a registration statement under the Securities Act of 1933.
[ ] (c) A tender offer.
[ ] (d) None of the above.

Check the following box if the soliciting materials or information statement referred to above are preliminary copies: [X]

Calculation of Filing Fee

     Transaction valuation                       Amount of filing fee
     $2,900,000                                  $580
     (Based on purchase price of property)

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount previously paid:    $580
         Form or Registration No.:  Schedule 14A
         Filing party:              Registrant
         Date Filed:                May 15, 1998


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     This statement is intended to be the final amendment to the Rule 13e-3
Transaction Statement filed by Super 8 Motels III, Ltd. (the "Issuer"), Grotewohl Management Services, Inc., and Mark Grotewohl on July 28, 1998, as amended by Amendment No. 1 thereto filed on September 22, 1998, Amendment No. 2 thereto filed on November 3, 1998, Amendment No. 3 thereto filed on November 13, 1998, Amendment No. 4 thereto filed on November 16, 1998, and Amendment
No. 5 thereto filed on December 15, 1998 (collectively, the "Transaction Statements"). The subject of the Transaction Statements was the sale of the property of the Issuer on the terms described in the Transaction Statements.

     The sale of the property of the Issuer (consisting of the motel located in San Bernardino, California and the related assets, and the motel located in Bakersfield, California and the related assets, as described in the Transaction Statements) was approved by a majority-in-interest of the limited partners of the Issuer, and effective on February 22, 1999, the motels and the related assets were sold by the Issuer to the purchaser described in the Transaction Statements, and the Issuer was dissolved. Upon completion of its winding-up activities, the Issuer will be terminated.


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





                                   SIGNATURES

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated the 3rd day of March, 1999       SUPER 8 MOTELS III,  LTD.,
                                       A  CALIFORNIA  LIMITED PARTNERSHIP


                                       By:  Grotewohl Management Services, Inc.,
                                            General Partner

                                            By:      /S/ PHILIP B GROTEWOHL
                                                     Philip B. Grotewohl

                                       GROTEWOHL MANAGEMENT SERVICES, INC.

                                       By:  /S/ PHILIP B GROTEWOHL
                                            Philip B. Grotewohl

                                       /s/ MARK GROTEWOHL


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